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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-32590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 3 2003 WASH. DC 155 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROEQUITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) Alabama (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton C. Fritts 205-268-7582
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name — *if individual, state last, first, middle name*)

1901 Sixth Avenue, North (Address) Birmingham, (City) AL (State) 35203 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael J. Mungenast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES FEBRUARY 21, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.

Financial Statements and Supplementary Information
For the Years Ended December 31, 2002 and 2001

ProEquities, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors
ProEquities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2003

ProEquities, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 3,125,099	$ 3,377,896
Investments, at market value	3,040,204	2,722,546
Receivables from brokers and dealers	2,449,451	2,688,402
Other receivables, net	969,550	313,867
Prepaid expenses and other assets	57,726	75,828
	$ 9,642,030	$ 9,178,539
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions payable	$ 2,255,211	$ 3,180,316
Payables to brokers and dealers	109,981	124,509
Due to parent and affiliates	25,274	84,031
Deferred compensation obligation	3,040,204	2,722,546
Accounts payable and accrued expenses	944,251	637,968
	6,374,921	6,749,370
Stockholder's equity:		
Common stock, $1 par value; 250,000 shares authorized, 114,408 issued and outstanding	114,408	114,408
Additional paid-in capital	10,466,157	9,716,157
Accumulated deficit	(7,313,456)	(7,401,396)
	3,267,109	2,429,169
	$ 9,642,030	$ 9,178,539

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions and other	$ 57,129,181	$ 57,021,695
Investment loss	(635,162)	(516,343)
Interest income	65,726	121,625
Total revenues	56,559,745	56,626,977
Expenses:		
Salaries and wages	5,089,595	5,280,174
Commissions	45,980,991	47,013,904
Training	33,221	82,300
Fees and assessments	300,821	447,617
Third-party administrative fees	883,407	865,400
Books, periodicals, and supplies	57,202	106,138
Clearing expenses	368,851	457,959
Insurance	85,302	67,629
Technology	671,499	672,080
Postage	106,649	139,687
Travel and entertainment	365,197	307,815
Rent	342,155	356,475
Sales conference and promotions	833,319	669,872
Taxes, licenses, and fees	43,616	160,680
Other operating expenses	1,309,980	1,151,255
	56,471,805	57,778,985
Income (loss) before income taxes	87,940	(1,152,008)
Provision for income taxes *(see Note 4)*	-	-
Net income (loss)	$ 87,940	$ (1,152,008)

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2000	$ 114,408	$ 9,716,157	$ (6,249,388)	$ 3,581,177
Net loss			(1,152,008)	(1,152,008)
Balance, December 31, 2001	114,408	9,716,157	(7,401,396)	2,429,169
Contribution from parent		750,000		750,000
Net income			87,940	87,940
Balance, December 31, 2002	$ 114,408	$ 10,466,157	$ (7,313,456)	$ 3,267,109

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 87,940	$ (1,152,008)
Provision for bad debts	75,000	
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Change in assets and liabilities:		
Receivables from brokers and dealers	238,951	134,570
Other receivables	(730,683)	162,358
Prepaid expenses and other assets	18,102	280,679
Commissions payable	(925,105)	(5,928)
Payables to brokers and dealers	(14,528)	(7,200)
Due to parent and affiliates	(58,757)	(185,137)
Accounts payable and accrued expenses	306,283	99,376
Net cash used in operating activities	(1,002,797)	(673,290)
Cash flows from financing activities:		
Contribution from parent	750,000	-
Net cash provided by financing activities	750,000	-
Net decrease in cash and cash equivalents	(252,797)	(673,290)
Cash and cash equivalents, beginning of year	3,377,896	4,051,186
Cash and cash equivalents, end of the year	$ 3,125,099	$ 3,377,896

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a broker-dealer incorporated under the laws of the state of Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company.

2. Significant Accounting Policies

Accounting for Securities Transactions – The Company clears all securities transactions through the Pershing Division of Donaldson, Lufkin, and Jenrette Securities Corporation ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a portion of commission revenues. The Company's commission revenues and related expenses are recorded on a trade date basis.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions - Commission income and commission expenses are recorded on a trade date basis for trades executed through the Company. Trail fees, 12b-1 fees and marketing allowances received from mutual funds are recognized as revenue when earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Investments - The Company has classified its investments, all of which are associated with its deferred compensation plans, as trading securities. As prescribed by Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, trading securities are reported at current market value, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method.

Other Receivables, net – Other receivables are comprised primarily of advances to the Company's representatives and reimbursable expenses paid by the Company on their representatives' behalf. The Company has recorded an allowance of $229,133 and $93,867 against these receivables at December 31, 2002 and 2001, respectively.

Income Taxes - The results of operations of the Company are included in the consolidated federal income tax returns of PLC. The Company utilizes the asset and liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*.

Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net income or stockholder's equity.

Concentration of Credit Risk – The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions, and determined the risk of material financial loss due to exposure from credit risk to be minimal.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company, for which rent of $342,155 and $356,475 was paid in 2002 and 2001, respectively. In addition, PLC provides managerial and administrative services on a shared cost basis to its affiliates, including the Company. The Company's portion of these expenses amounted to $772,161 and $799,825 in 2002 and 2001, respectively. The related payable is settled monthly in the normal course of operating activities of the Company.

The Company recorded commission revenue in 2002 and 2001 from the following subsidiaries of PLC:

	2002	2001
Investment Distributors, Inc.	$ 3,164,994	$ 4,935,093
Protective Life Insurance Company	$ 431,708	$ 360,294

All employees of the Company participate in the PLC defined benefit pension plan. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable to service to date but also for those benefits expected to be earned in the future.

The employees of the Company also participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC has formed an Employee Stock Ownership Plan to match employee contributions to the 401(k) plan. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65. PLC also provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefits provided by PLC of approximately $421,000 and $400,000 have been included in salaries and wages in 2002 and 2001, respectively.

4. Income Taxes

Under a tax allocation agreement, PLC allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer. As of December 31, 2002, the Company had generated approximately $4.0 million in federal net operating losses ("NOL") and approximately $9.3 million in state net operating losses which expire in varying amounts between the years 2003 and 2021.

The provision for income tax expense (benefit) is as follows:

	2002	2001
Provision for income tax expense (benefit):		
Current	$ -	$ -
Deferred	525,671	(1,406,821)
Valuation allowance	(525,671)	1,406,821
	$ -	$ -

The provision for income taxes is different from the amount computed by applying the federal income tax statutory rate primarily due to state income taxes, certain nondeductible expenses, and the application of the valuation allowance.

The following table shows the significant components of the deferred income tax asset and the valuation allowance as of December 31, 2002 and 2001.

	2002	2001
Deferred income tax asset:		
Deferred compensation expense	$ 1,187,004	$ 797,430
Federal NOL	1,337,867	2,143,975
State NOL	399,202	559,469
Allowance for doubtful accounts	86,612	35,482
	$ 3,010,685	$ 3,536,356
Valuation allowance	(3,010,685)	(3,536,356)
Deferred tax asset	$ -	$ -

Due to the uncertainty of the realization of certain tax carryforwards by the Company in accordance with its tax sharing agreement, the Company has established a valuation allowance against these carryforward benefits. The valuation allowance will be reduced in future years as the Company utilizes the deferred benefits.

5. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2002 and 2001.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers balance represents commissions and other fees to be collected from the clearing broker, mutual fund companies, variable annuity and variable life companies. Additionally, this balance represents cash required to be held on deposit at Pershing.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had computed net capital of $1,359,320, which was $1,109,320 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2002 was 2.45 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation is used to purchase mutual funds, life insurance policies, and annuity products, as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of approximately $39,000 and $40,000 were paid by the Company during 2002 and 2001, respectively.

A trust was established to aid the Company in meeting its obligations under the plans. Mutual funds and life insurance policies held by the trust are reported as assets of the Company in the accompanying statements of financial condition. In accordance with SFAS No. 115, mutual funds are reported at current market value *(see Note 2)*. Life insurance policies held by the trust are reported at their cash surrender value. The Company records a deferred compensation obligation equal to the total reported value of the trust assets. Changes in the deferred compensation obligation are recorded as adjustments to commissions expense.

9. Investments

The change in net unrealized holding gains and losses on trading securities was $(345,956) and $(480,834) in 2002 and 2001, respectively. Net realized gains and losses on trading securities were $(289,206) and $(35,509) in 2002 and 2001, respectively. Unrealized gains and losses and realized gains and losses are included in investment income (loss) in the accompanying statements of operations. Investments at December 31, 2002 and 2001 are comprised of mutual funds associated with the Company's deferred compensation plan.

10. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

Supplementary Information

Schedule I

ProEquities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 3,267,109
Deductions and/or charges:	
Nonallowable assets:	
Receivables and other	(1,371,191)
Haircut on securities positions	(536,598)
Net capital	$ 1,359,320
AGGREGATE INDEBTEDNESS	
Items included in balance sheet:	
Commissions payable	$ 2,255,211
Payables to brokers and dealers	109,981
Due to parent and affiliates	25,274
Accounts payable and accrued expenses	944,251
Total aggregate indebtedness	$ 3,334,717
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,109,320
Ratio: Aggregate indebtedness to net capital	2.45 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2002 FOCUS Report.

ProEquities, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTION UNDER SECTION (k)(2)(i) HAS BEEN CLAIMED
The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(i) of the rule, *Special Account for the Exclusive Benefit of Customers Maintained*, as all customer transactions are to be cleared through another broker-dealer on a fully disclosed basis.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants
on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Management
ProEquities, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of ProEquities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2003